Dated July 6, 2020 Registration Statement No. 333-223199-01 Relating to Preliminary Prospectus Supplement Dated July 6, 2020 and Prospectus dated February 23, 2018

$500,000,000 3.500% NOTES DUE 2025

Issuer:	Simon Property Group, L.P.

Legal Format:	SEC Registered

Expected Ratings*:	A2 (negative) / A (negative) (Moody’s/S&P)

Size:	$500,000,000 (to become immediately fungible upon settlement with the outstanding 3.500% Notes due 2025 issued on August 17, 2015 in a principal amount of $600,000,000)

Maturity Date:	September 1, 2025

Coupon (Interest Rate):	3.500% per annum

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2020

Benchmark Treasury:	0.250% due June 30, 2025

Benchmark Treasury Price and Yield:	99-22+; 0.310%

Spread to Benchmark Treasury:	160 basis points

Yield to Maturity:	1.910%

Initial Price to Public:	107.396% (plus accrued interest from March 1, 2020 to July 9, 2020 in an aggregate amount of $6,222,222.22)

Redemption Provision:	Make-whole call prior to June 1, 2025 based on U.S. Treasury +20 basis points or at par on or after June 1, 2025

Settlement Date**:	T+3; July 9, 2020

CUSIP / ISIN:	828807CV7 / US828807CV75

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Jefferies LLC
J.P. Morgan Securities LLC
U.S. Bancorp Investments, Inc.
BofA Securities, Inc. Citigroup Global Markets Inc.
RBC Capital Markets, LLC Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC

Co-Managers:	BNY Mellon Capital Markets LLC

Fifth Third Securities, Inc.
Regions Securities LLC
Samuel A. Ramirez & Company, Inc.

Use of Proceeds:

The Issuer intends to use the net proceeds of the offering to fund the planned optional redemption at par of its (i) 2.500% notes due September 1, 2020 with an aggregate principal amount of $500 million and (ii) 2.375% notes due October 2, 2020, with an aggregate principal amount of €375 million (approximate USD equivalent of $421.275 million as of June 30, 2020) and to use the remaining net proceeds for general corporate purposes, including to repay unsecured indebtedness, including indebtedness outstanding under its $4.0 billion senior unsecured revolving credit facility, its $3.5 billion supplemental senior unsecured revolving credit facility and/or its U.S. dollar denominated indebtedness outstanding under its global unsecured commercial paper note program.

The Issuer has concurrently priced $750,000,000 aggregate principal amount of 2.650% senior unsecured notes due 2030 and $750,000,000 aggregate principal amount of 3.800% senior unsecured notes due 2050.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling BNP Paribas Securities Corp. toll Free at 1-800-854-5674, Jefferies LLC toll-free at 1-877-877-0696, J.P. Morgan Securities LLC, collect at 212-834-4533, or U.S. Bancorp Investments, Inc. toll-free at 1-877-588-2607.